FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

15 April 2025

HSBC HOLDINGS PLC
DIRECTOR DECLARATION

In accordance with UK Listing Rule 6.4.9(2), HSBC Holdings plc ('HSBC') confirms that Dr José Antonio Meade Kuribreña, an independent non-executive Director of HSBC:

-     stepped down from the board of Alfa, S.A.B. de C.V. ('Alfa') on 25 March 2025.

-     was appointed as an independent board member of Nemak, S.A.B. de C.V. ('Nemak'), a former subsidiary of Alfa, with effect from 27 March 2025.

José was also invited to join the board of Alpek, S.A.B. de C.V. ('Alpek'), another former subsidiary of Alfa, at an Alpek shareholder meeting held on 1 April 2025. However, José will not take up the invitation to join the Alpek board.

Following these changes, José holds four listed directorships, with HSBC remaining his main commitment.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

Investor enquiries to:

Neil Sankoff                  +44 (0) 20 7991 5072               investorrelations@hsbc.com
Yafei Tian                     +825 2899 8909

Media enquiries to:

Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham† , Rachel Duan† , Dame Carolyn Julie Fairbairn† , James Anthony Forese† , Ann Frances Godbehere† , Steven Craig Guggenheimer† , Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña† , Kalpana Jaisingh Morparia† , Eileen K Murray† , Brendan Robert Nelson† and Swee Lian Teo† .

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 58 countries and territories. With assets of US$3,017bn at 31 December 2024, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 April 2025